Filed Pursuant to Rule 433
Dated January 28, 2020
Registration No. 333-223608

DEPOSITARY SHARES EACH REPRESENTING A 1/40TH INTEREST IN A SHARE OF

FIXED RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES J

Pricing Term Sheet

Issuer:	Capital One Financial Corporation

Security:	Depositary shares (the “Depositary Shares”) each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series J of the Issuer (the “Preferred Stock”)

Expected Security Ratings:*	Baa3 / BB / BB (Moody’s / S&P / Fitch)

Size:	$1,250,000,000 (50,000,000 Depositary Shares)

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	4.800% per annum

Dividend Payment Dates:	Quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on June 1, 2020

Day Count:	30/360

Trade Date:	January 28, 2020

Settlement Date:**	January 31, 2020 (T+3)

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after June 1, 2025 at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated January 28, 2020), at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the Preferred Stock.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “COFPRJ.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period following the original issuance date of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share sold to retail investors and $0.2500 per Depositary Share sold to institutional investors

Net Proceeds (before expenses) to Issuer:	$1,211,168,412.50

Joint Book-Running Managers:	BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC

Co-Managers	Credit Suisse Securities (USA) LLC, Goldman Sachs & Co., LLC and TD Securities (USA) LLC

CUSIP/ISIN for the Depositary Shares:	14040H 782 / US14040H7825

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Note: Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the second business day before delivery will be required by virtue of the fact that the Depositary Shares initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Capital One Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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